UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
_________________________
Specialized Disclosure Report
 _________________________
AMAZON.COM, INC.
(Exact name of registrant as specified in its charter)
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Delaware	000-22513	91-1646860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

410 Terry Avenue North, Seattle, Washington 98109-5210
(Address of principal executive offices) (Zip Code)

David A. Zapolsky, Senior Vice President, General Counsel, and Secretary (206) 266-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

ITEMS 1.01 AND 1.02. CONFLICT MINERALS DISCLOSURE AND REPORT; EXHIBIT.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2019 is available at www.amazon.com/ir.

A Conflict Minerals Report for the calendar year ended December 31, 2019 is filed herewith as Exhibit 1.01.

ITEM 2.01. EXHIBITS.

Exhibit Number	Description

1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMAZON.COM, INC. (REGISTRANT)

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President

Dated: May 29, 2020